Exhibit E

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Wilshire Private Assets Master Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$15,091,412.11(1)	0.01476%(2)	$2,227.50
Fees Previously Paid	—		—
Total Transaction Valuation	$15,091,412.11 (1)
Total Fees Due for Filing			$2,227.50
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$2,227.50

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(2)	Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.

Table 2 – Fee Offset Claims and Sources

Not applicable.

E-1